May 9, 2023

Confidential and Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	SMX (Security Matters) Public Limited Company
Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of SMX (Security Matters) Public Limited Company, a foreign private issuer organized under the laws of Ireland (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement relates to the public offering of the Company’s ordinary shares and warrants to purchase ordinary shares or pre-funded warrants to purchase ordinary shares and warrants to purchase ordinary shares (or some combination of ordinary shares and warrants and/or pre-funded warrants and warrants), ordinary shares underlying the warrants and ordinary shares underlying the pre-funded warrants.

The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act. The Registration Statement is submitted via EDGAR to the Commission for confidential non-public review pursuant to the procedures of the Commission. The Company also confirms that it will publicly file its Registration Statement and nonpublic draft submission such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

If you have any questions or comments in connection with this letter or the Registration Statement, please contact the undersigned by phone at (516) 663-6580 or via e-mail at sfox@rmfpc.com.

Very truly yours,

Ruskin Moscou Faltischek, PC

By:	/s/ Stephen E. Fox
Stephen E. Fox, For the Firm

cc:	Haggai Alon, CEO (SMX (Security Matters) PLC)